1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 16, 2024

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 2,755, 2,756 & 2,757

Dear Mr. Grzeskiewicz:

This letter responds to your comments with respect to post-effective amendment (“PEA”) numbers 2,755, 2,756 and 2,757 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (each, a “Fund”):

iShares Nasdaq-100 ex Top 30 ETF

iShares Nasdaq Top 30 Stocks ETF

iShares Top 20 U.S. Stocks ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on September 25, 2024. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s Prospectus unless otherwise defined in this letter.

Comments applicable to each Fund

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	As requested, the Trust has provided a completed fee table and cost example for each Fund.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

October 16, 2024

Comment 2:	In the “More Information About the Fund” section of the Prospectus, please add disclosure stating that shareholders will be provided with 60 days’ advance notice if a change to the Fund’s investment objective or the Underlying Index would necessitate a change to the name of the Fund.

Response:	The Trust respectfully declines to make the requested disclosure change. The Trust submits that substantially similar disclosure is already included in the Fund’s Statement of Additional Information, reflected below, and there is no requirement in Rule 35d-1 under the Investment Company Act of 1940 (the “Investment Company Act”) to include this disclosure in the Prospectus.

The Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the Investment Company Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the component securities of its Underlying Index or in depositary receipts representing component securities in its Underlying Index. The Fund also has adopted a policy to provide its shareholders with at least 60 days’ prior written notice of any change in such policy.

Comments applicable to iShares Nasdaq-100 ex Top 30 ETF

Comment 3:	Please explain why depositary receipts are included in the Fund’s non-fundamental investment policy adopted in accordance with Rule 35d-1 under the Investment Company Act.

Response:	Although the Trust does not currently anticipate that the Fund will invest in depositary receipts not included in the Underlying Index, the Trust notes that it might from time to time and would include in its 80% basket such depositary receipts that track the component securities in the Underlying Index.

*      *     *

Securities and Exchange Commission

October 16, 2024

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland

Tim Kahn

Toree Ho

Luis Mora

George Rafal

John Rupp